                                                                    EXHIBIT 99.1

                                 HOLLINGER INC.

               HOLLINGER INC. ANNOUNCES US$110 MILLION DEBT ISSUE


Toronto - February 28, 2003: Hollinger Inc. (TSX: HLG.C) today announced that it is planning an offering of US$110-million of senior secured notes in the United States in a private placement exempt from the registration requirements of the United States Securities Act of 1933. The Notes will be guaranteed by Ravelston Management Inc., a wholly-owned subsidiary of The Ravelston Corporation Limited, the controlling shareholder of Hollinger Inc., and by a subsidiary of Hollinger Inc.

The proceeds from the offering will be used by Hollinger Inc. as to US$91 million to repay indebtedness owed to its banks and to The Ravelston Corporation Limited, as to US$11 million to advance a subordinated loan to The Ravelston Corporation Limited bearing interest at LIBOR plus 3%, which is anticipated to be repaid during 2003 and as to the balance for general corporate purposes. As previously announced, the lenders under Hollinger Inc's bank facility have extended the time within which $Cdn.44 million must be repaid from February 28, 2003 to March 14, 2003.

Subject to successful completion of the offering, Ravelston Management Inc. has agreed to enter into a support agreement with Hollinger Inc. Under this agreement, Ravelston Management will make contributions from time to time to Hollinger Inc. during the term of the Notes in amounts sufficient to meet Hollinger Inc.'s annual cash flow needs having regard to its interest obligations, expenses, dividend income from Hollinger International Inc., loan repayments from Ravelston Corporation and dividend obligations on its outstanding shares, subject to a US$12.5 million annual minimum payment (as may be adjusted). Ravelston Management contributions to cover Hollinger Inc.'s cash flow needs will be by way of capital contribution without issuance of additional shares to Ravelston. Contributions in excess of Hollinger Inc.'s cash flow needs made to meet the annual minimum payment, and approximately 22% of any contribution made by Ravelston Management to fund dividends on Hollinger Inc.'s retractable common shares, if and when declared by the Board, will be by way of a loan from Ravelston Management to Hollinger Inc. The loan will be subordinated to the Notes and bear interest at LIBOR plus 3%.

The Notes will be secured on a first priority basis by a pledge of a portion of the common stock of Hollinger International Inc. owned by Hollinger Inc. and its subsidiaries, as well as by a security interest in the support agreement described above. In addition, the guarantee of Ravelston Management will be secured by a first priority lien in certain services agreements between Ravelston Management and Hollinger International and its subsidiaries.

Following a review by a committee of the Board of Hollinger Inc. comprised entirely of independent directors of all aspects of the private placement of Notes and the transactions between Hollinger Inc. and The Ravelston Corporation Limited and Ravelston Management Inc., the Board, upon the unanimous recommendation of this committee, has approved the private placement and related transactions.

The notes to be offered have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release will not constitute an offer to sell or a solicitation of an offer to buy the notes and is issued under Rule 135c under the Securities Act of 1933.

Hollinger Inc.'s principal asset is its shareholding in Hollinger International Inc. (NYSE:HLR) that represents approximately 72.8% of the voting power and approximately 31.9% of the equity of the outstanding common stock of Hollinger International Inc.

Hollinger International Inc. is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator magazine in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

For further information please call:

J.A. Boultbee
Executive Vice-President
Hollinger Inc.
(416) 363-8721
Peter Y. Atkinson
Executive Vice-President
Hollinger Inc.
(416) 363-8721